UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the six-month period ended September 30, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

CONVENTIONS USED IN THIS REPORT
     In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet. Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2010 and for six-month period ended September 30, 2009 and 2010 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB.
     References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
     We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Vizag General Cargo Berth Private Limited or VGCB, Hindustan Zinc Limited, or HZL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, and Talwandi Sabo Power Limited, or TSPL. References in this report to “SIIL” mean Sterlite Industries (India) Limited. Our consolidated financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited, and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% Non-Controlling interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries. In this report, references to The London Metal Exchange Limited, or LME, price of copper, zinc, lead or aluminum are to the cash seller and settlement price on the LME for copper, zinc, lead or aluminum for the period indicated.
     Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupee to US dollars at the noon buying rate of $1.00 = Rs. 44.56 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate.

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc, aluminum or power;

•	events that could cause a decrease in our production of copper, zinc, aluminum or power;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminum or power industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and
•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

II

These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the US Securities and Exchange Commission, or the SEC, including “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F for fiscal 2010. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

III

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Income for six-month period ended September 30, 2009 and 2010.	F-1

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for six-month period ended September 30, 2009 and 2010.	F-2

Audited Statement of Financial Position as of March 31, 2010 and Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2010.	F-3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for six-month period ended September 30, 2009 and 2010.	F-4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for six-month period ended September 30, 2009 and 2010.	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		Six-month period ended September 30,
	Notes	2009	2010	2010
		(Rs. In	(Rs. in	(US dollars in
		millions)	millions)	millions)
Revenue	4	105,730	119,528	2,682.4
Cost of sales		(81,570)	(90,785)	(2,037.4)

Gross profit		24,160	28,743	645.0
Other operating income		1,444	982	22.0
Distribution expenses		(1,510)	(1,338)	(30.0)
Administration expenses		(2,626)	(2,801)	(62.9)

Operating profit		21,468	25,586	574.1
Investment and other income	5	8,947	10,101	226.7
Finance and other costs	6	(3,259)	1,761	39.5
Share in Consolidated (loss)/profit of associate		1,398	(1,343)	(30.1)

Profit before tax		28,554	36,105	810.2
Income tax expense	7	(5,433)	(8,809)	(197.7)

Profit for the period		23,121	27,296	612.5
Profit attributable to:
Equity holders of the parent		16,303	19,702	442.1
Non-Controlling Interests		6,818	7,594	170.4

		23,121	27,296	612.5

Earnings per share	25
Basic		4.97	5.86	0.1
Diluted		4.97	5.39	0.1
Weighted average number of equity shares used in computing earnings per share
Basic		3,281,458,062	3,361,207,534	3,361,207,534
Diluted		3,281,458,062	3,446,945,134	3,446,945,134
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Six-month period ended September 30,
	2009	2010	2010

	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Profit for the period	23,121	27,296	612.5

Other comprehensive income, net of tax:
Exchange differences on translating foreign operations	1,437	338	7.6
Available-for-sale financial investments	181	44	1.0
Cash flow hedges	270	321	7.2
Share of other comprehensive (loss)/income of associate	277	239	5.4

Total other comprehensive income for the period, net of taxes	2,165	942	21.2

Total comprehensive income	25,286	28,238	633.7

Total comprehensive income attributable to:
Equity holders of the parent	18,382	20,649	463.4
Non-Controlling Interests	6,904	7,589	170.3

	25,286	28,238	633.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		As of
		March 31,	September 30,	September 30,
	Notes	2010	2010	2010
		(Rs. in	(Rs. in	(US dollars in
		millions)	millions)	millions)

ASSETS
Non-current assets
Property, plant and equipment	8	226,629	249,201	5,592.5
Leasehold land prepayments		1,220	1,217	27.3
Investment in associate	9	4,621	3,518	78.9
Financial assets investments	10	1,362	1,406	31.6
Other non-current assets	11	10,227	16,762	376.2

Total non-current assets		244,059	272,104	6,106.5

Current assets
Inventories	12	29,822	41,820	938.5
Current tax asset		660	111	2.5
Trade and other receivable	13	118,907	77,486	1,738.9
Short term investments	14	211,022	237,088	5,320.7
Derivative financial assets		115	298	6.7
Restricted cash and cash equivalents	15	60	75	1.7
Cash and cash equivalents	16	2,021	2,744	61.6

Total current assets		362,607	359,622	8,070.6

Assets held for sale	17	188	51	1.1

Total assets		606,854	631,777	14,178.2

LIABILITIES
Current liabilities
Short-term borrowings	20	19,121	15,772	354.0
Acceptances		29,901	29,643	665.2
Trade and other payables	18	35,095	34,715	779.1
Derivative Financial Liabilities		669	371	8.3
Provisions		748	782	17.6
Current tax liabilities		863	1,429	32.1

Total current liabilities		86,397	82,712	1,856.3

Net current assets		276,210	276,910	6,214.3
Non-current liabilities
Long-term borrowings	20 & 21	43,578	46,781	1,049.8
Deferred tax liabilities		17,955	18,617	417.8
Retirement benefits		865	1,320	29.6
Provisions		382	398	8.9
Other non current liabilities	19	5,689	6,465	145.1

Total non-current liabilities		68,469	73,581	1,651.2
Total liabilities		154,866	156,293	3,507.5
Net assets		451,988	475,484	10,670.7

EQUITY
Share capital		1,681	3,361	75.4
Security premium		182,797	181,117	4,064.6
Other components of equity		2,723	3,670	82.4
Retained earnings		177,971	193,999	4,353.6

Equity attributable to equity holders of the parent		365,172	382,147	8,576.0

Non-Controlling Interests		86,816	93,337	2,094.7

Total Equity		451,988	475,484	10,670.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	For the period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. In	(US dollars in
	millions)	millions)	millions)

Cash flows from operating activities
Profit before taxes	28,554	36,105	810.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,913	4,701	105.5
Provision for doubtful debts/advances	—	26	0.6
Fair valuation gain on financial assets held for trading	(1,257)	(1,752)	(39.3)
Profit on sale of fixed asset, net	—	(81)	(1.8)
Share in consolidated (profit) / loss of associate	(1,398)	1,343	30.1
Exchange (gains)/loss, net	264	(595)	(13.4)
Gain on fair valuation of conversion option	—	(2,320)	(52.1)
Interest and dividend income	(6,297)	(8,225)	(184.6)
Interest expenses	1,602	1,174	26.3
Changes in assets and liabilities:
Decrease/(Increase) in trade and other receivables	2,496	(3,497)	(78.4)
(Increase) in inventories	(10,939)	(12,061)	(270.6)
(Increase)/decrease in other current and non-current assets	2,071	(1,764)	(39.6)
(Decrease) in trade and other payable	5,152	(857)	(19.2)
(Decrease)/ Increase in other current and non-current liabilities	(1,576)	58	1.3
Proceeds from short term investments	1,429,732	227,730	5,110.6
Purchases of short term investments	(1,504,534)	(201,787)	(4,528.4)

Cash generation/(used) from operation	(52,217)	38,198	857.2
Interest paid	(2,569)	(1,599)	(35.8)
Interest received	2,932	6,194	139.0
Dividend received	2,958	1,945	43.7
Income tax paid	(5,059)	(6,897)	(154.7)

Net cash from (used)/ provided in operating activities	(53,955)	37,841	849.4

Cash flows from investing activities
Purchases of property, plant and equipment	(35,939)	(24,961)	(560.2)
Proceeds from sale of property, plant and equipment	27	486	10.9
Loans repaid by related parties	—	72,702	1,631.5
Loans to related parties	(18,133)	(31,994)	(718.0)
Proceeds from short term deposits	39,746	21,129	474.2
Purchases of short term deposits	(11,577)	(71,433)	(1,603.1)
Net changes in restricted cash and cash equivalents	(1,475)	(15)	(0.3)

Net cash used in investing activities	(27,351)	(34,086)	(765.0)

Cash flows from financing activities
Proceeds from issuance of equity shares ,net	76,532	—	—
Proceeds from/(repayment of) working capital loan, net	4,000	2,152	48.3
Proceeds from/(repayment of) acceptances, net	(8,666)	(401)	(9.0)
Repayment of other short term borrowings	(2,294)	(2,000)	(44.9)
Proceeds from other short-term borrowings	13,060	2,427	54.5
Proceeds from long-term borrowings	5,473	978	21.9
Repayment of long-term borrowings	(2,836)	(1,479)	(33.2)
Payment of dividends to equity holders of the parent, including dividend tax	(3,437)	(3,674)	(82.5)
Payment of dividends to Non-Controlling interest, including dividend tax	(725)	(1,068)	(24.0)

Net cash provided/(used) by financing activities	81,107	(3,065)	(68.9)

Effect of exchange rate changes on cash and cash equivalents	370	33	0.7
Net increase in cash and cash equivalents	171	723	16.2
Cash and cash equivalents at the beginning of the period	2,701	2,021	45.4
Cash and cash equivalents at the end of the period	2,872	2,744	61.6

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	17,263	19,360	434.5

     The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
				Available
				for
			Translation	sale	Cash
	Share	Securities	of foreign	financial	flow	Retained		Non-Controlling	Total
	capital	premium	operations	investments	hedges	earning	Total	Interest	equity

Balance as at April 1, 2009	1,417	106,532	(399)	(21)	830	142,174	250,533	70,070	320,603
Profit for the period	—	—	—	—	—	16,303	16,303	6,818	23,121
Exchange differences on translation of foreign operations	—	—	1,437	—	—	—	1,437	—	1,437
Movement in available for sale financial investments	—	—	—	181	—	—	181	—	181
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	184	—	184	86	270
Share in consolidated other comprehensive income of associate, net of tax	—	—	—	—	277	—	277	—	277

Total comprehensive income for the period	—	—	1,437	181	461	16,303	18,382	6,904	25,286

Share Capital	264	76,268	—	—	—	—	76,532	—	76,532
Dividend paid including tax on dividend	—	—	—	—	—	(3,437)	(3,437)	(725)	(4,162)

Balance as at September 30, 2009	1,681	182,800	1,038	160	1,291	155,040	342,010	76,249	418,259

Balance as at April 1, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988
Profit for the period						19,702	19,702	7,594	27,296
Exchange differences on translation of foreign operations	—	—	338	—	—	—	338	—	338
Movement in available for sale financial investments	—	—	—	44	—	—	44	—	44
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	326	—	326	(5)	321
Share of other comprehensive income of associate, net of tax	—	—	—	—	239	—	239	—	239

Total comprehensive income for the period	—	—	338	44	565	19,702	20,649	7,589	28,238

Shares issued	1,680	(1,680)	—	—	—	—	—	—	—
Dividend paid including tax on dividend						(3,674)	(3,674)	(1,068)	(4,742)

Balance as at September 30, 2010	3,361	181,117	1,234	370	2,066	193,999	382,147	93,337	475,484

Balance as at September 30, 2010 (in US dollars in millions)	75.4	4,064.6	27.7	8.3	46.4	4,353.6	8,576.0	2,094.7	10,670.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. Company Overview
Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary Shares, or ADS, each representing one equity share, and listed its ADSs on the New York Stock Exchange. In July 2009, Sterlite completed its follow-on offering of an additional 131,906,011 ADSs, each representing one equity share, which are listed on the New York Stock Exchange.
SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.6 % of SIIL’s equity as of September 30, 2010.
The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE.
The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as of September 30, 2010. HZL’s operations include four lead-zinc mines, four zinc smelters, one lead smelter, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and a zinc ingot melting and casting plant in the State of Uttarakhand in North India.
The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as of September 30, 2010. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.
The Company owns 29.5% Non-Controlling interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), 70.5% owned subsidiary of Vedanta.
The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of its 2,400 MW thermal coal-based commercial power facility in the State of Orissa in Eastern India.
In July 2008, following a competitive bidding process in which SEL was selected as the successful bidder, SEL acquired 100% ownership interest in Talwandi Sabo Power Limited (“TSPL”), a company created by the Punjab State Electricity Board of India for the purpose of undertaking a 1,980 MW thermal coal-based commercial power project in the State of Punjab, India. TSPL is a development stage enterprise in the process of constructing the power plant.
2. Basis of preparation of financial statements
Basis of preparation
These interim financial statements have been prepared in accordance with the accounting policies that the Company had previously adopted in its annual financial statements for the fiscal year ending March 31, 2010. Those accounting polices are based on IFRS and its interpretations. The policies set out below were consistently applied to all periods presented unless otherwise noted.

Basis of measurement
The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis and on an accrual cost basis, except for derivative financial instruments, liquid investments, available-for-sale financial assets and defined benefit pension obligations that have been measured at fair value.
Recently issued accounting pronouncements
a) At the date of authorization of these financial statements, the following standards interpretations and amendments which have not been applied in these financial statements were in issue but were not yet effective:
In May 2010, the IASB issued “Improvements to IFRS” — a collection of amendments to certain IFRSs — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2011 respectively, although entities are permitted to adopt them earlier. The Company is currently evaluating the impact, if any, the adoption of these improvements will have on the Company’s consolidated financial statements.
IFRS 3 (Revised 2008) “Business Combinations”
IFRS 7 “Financial Instruments: Disclosures”
IAS 1(Revised 2007) “Presentation of Financial Statements”
IAS 27 (Revised 2008) “Consolidated and Separate Financial Statements”
IAS 34 “Interim Financial Reporting”
IFRS 9, “Financial Instruments”
In November 2009, the International Accounting Standards Board issued IFRS 9, “Financial Instruments: Recognition and Measurement”, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of, held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on its unaudited condensed consolidated interim financial statements.

(b) Standards adopted by the Company during the period ended September 30, 2010 is as below :
(i) IFRS 3 (Revised 2008), “Business Combinations” is applicable for annual periods beginning on or after July 1, 2009. This standard was adopted by the company from April 1, 2010. Business Combinations consummated after April 1, 2010 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition
     IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the old IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future the company is likely to adopt the first method for measuring NCI. The revised standard has no impact on the Company in these financial statements since there are no business combinations consummated during the half year ended September 30, 2010.
(ii) IAS 27 (Revised 2008), “Consolidated and Separate Financial Statements” is applicable for annual periods beginning on or after July 1, 2009. This standard was adopted by the company from April 1, 2010. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance. The revised standard has no impact on the Company in these financial statements since there is no disposal of subsidiary nor purchase of the NCI during the half year ended September 30, 2010.
Going concern
The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.
Convenience translation
The accompanying unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the period ended September 30, 2010 have been translated into US dollars (“$”) at the noon buying rate of $1.00 = Rs. 44.56 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies
A. Basis of consolidation
The unaudited condensed consolidated interim financial statement incorporates the results of SIIL and all its subsidiaries, being the entities that it controls. This control is normally evidenced when SIIL is able to govern an entity’s financial and operating policies so as to benefit from its activities or where SIIL owns, either directly or indirectly, the majority of an entity’s equity voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control.
The results of subsidiaries acquired or sold during the period are consolidated for the periods from, or to, the date on which control passed. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring any dissimilar accounting policies that may exist in line with Company’s policy.
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the unaudited condensed consolidated interim financial statements. Unrealized losses are eliminated unless costs cannot be recovered.
B. Investments in Associates
Investments in associates are accounted for using the equity method. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies and normally owns between 20% and 50% of the voting equity but is neither a subsidiary nor a joint venture. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above and is included in the carrying value of investments in associate.
Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and comprehensive income includes the Company’s share of associate’s results, except where the associate is generating losses, the Company’s investments in the associate has been written down to zero and the Company has no legal or constructive obligation to make any payments on behalf of the associate.
Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred.
C.Revenue Recognition
Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, excise duty and other indirect taxes.Revenues are recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer and the commodity has been generally delivered to the shipping agent. Revenues from sale of material by-products are included in revenue.
Dividend income is recognised when the shareholders’ right to receive payment is established. Interest income is recognised using an effective interest method.
Certain of our sales contracts provide for provisional pricing based on the price on The London Metal Exchange Limited (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and same is adjusted in revenue.
D. Business Combinations
Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair value at the acquisition date.
Excess purchase consideration, being the difference between the fair value of the consideration given and the fair value of the identifiable assets and liabilities acquired, is is recorded as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually.Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the statement of income in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values, and the corresponding adjustments to purchased goodwill, are finalized within 12 months of the acquisition date.

Internally generated goodwill is not recognized.
The interest of Non-Controlling shareholders in the acquiree is initially measured at the Non-Controlling interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.
E. Property, Plant and Equipment
(i). Mining Properties
Exploration and evaluation expenditure is written off in the period in which it is incurred.
The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the period in which they are incurred.
When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.
Exploration and evaluation assets acquired are recognised as assets at their cost of acquisition subject to meeting the commercial production criteria mentioned above and are subject to impairment review.
Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.
In circumstances where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the period.
Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.
(ii). Other Property, Plant and Equipment
The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statement of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalized.
(iii). Assets in the Course of Construction
Assets in the course of construction are capitalized in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

(iv). Depreciation
Mining properties and other assets in the course of development or construction, freehold land and goodwill are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, Plant and Equipment — Mining Properties”.
Other buildings, plant and equipment, office equipment and fixtures, and motor vehicles are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	30 years
— Administration	50 years
Plant and equipment	10 — 20 years
Office equipment and fixtures	3 — 20 years
Motor vehicles	9 — 11 years
Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.
The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.
F .Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the statement of financial position.
G. Financial Instruments
(i). Non-derivative financial assets
The Company initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
The Company has the following non-derivative financial assets: financial asset investments, short-term investments, cash and cash equivalents, loans and receivables.
(a). Financial asset investments
Financial asset investments are classified as available for sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in other comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are recycled into the statement of income.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.
(b). Short term investments
Short term investments represent short-term marketable securities and other bank deposits with an original maturity between three to twelve months.
Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the statement of income.
(c). Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition.
(d). Loans and receivables
Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Trade receivables are stated at their transaction value as reduced by appropriate allowances for estimated irrecoverable amounts. The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the loans and receivables directly.
Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the interest would be immaterial.
(ii). Non-derivative financial liabilities
The Company initially recognises debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
The Company has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.
(a). Borrowings
Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statement of income when the liabilities are derecognised as well as through the effective interest rate method (“EIR”) amortisation process.
Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the statement of income. The unamortised portion is classified with the carrying amount of debt.
(b). Foreign currency convertible notes
Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in statement of income. The conversion option is presented together with the related liability.
(c). Trade and other payables
Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.
(iii). Derivative financial instruments
In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.
Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting,
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss. However, when a hedge of a forecast transaction subsequently results in recognition of a non financial asset, the associated cumulative gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of that asset. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the other comprehensive income is transferred to statement of income.
Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the statement of income immediately.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the statement of income.
H. Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.
I. Borrowing costs
Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.
All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

J. Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in other comprehensive income is transferred to the statement of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in other comprehensive income.
The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.
Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.
Impairment losses are recognized in the statement of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
K. Government grants
Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the statement of income over the expected useful lives of the assets concerned. Other grants are credited to the statement of income as and when the related expenditure is incurred.
L. Inventories
Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:
•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis;

•	finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis; and

•	by-products and scrap are valued at net realisable value
Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.
M.Taxation
Tax expense represents the sum of current tax and deferred tax.
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years. In interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings. Such estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.
Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes:
•	tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	deferred income tax is not recognised on goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in other comprehensive income and not in the statement of income.
The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.
N. Retirement benefit schemes
The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.
Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.
O. Share based payments
SIIL does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SIIL and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the statement of income.

P. Provisions for liabilities and charges
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the statement of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.
Q. Restoration, rehabilitation and environmental costs
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance and other cost in the statement of income.
Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the statement of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.
R. Foreign currency translation
The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.
In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value and are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the statement of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in other comprehensive income.
For the purposes of the consolidated financial statements, items in the statement of income of those entities for which the Indian Rupees (functional currency of SIIL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the statement of income.
S. Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of SIIL by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

T. Critical accounting judgments and estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:
i.	Note 8 and the accounting policy on property, plant and equipments- Mining reserve estimates and useful life of property, plant and equipment.
ii.     Note 17 and the accounting policy on impairment of assets: In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could impact on the carrying value of the assets.
iii.	Accounting policy on restoration, rehabilitation and environmental costs:
Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalized when incurred reflecting ourobligations at that time. A corresponding provision is created on the liability side. The capitalized asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.
iv.	Accounting policy on retirement benefit schemes

v.	Note 26 and 29 Contingencies:
The Company also has significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a materially adverse effect on its financial position or profitability.
vi.	Note 7 and accounting policy on taxation:
In preparing consolidated financial statements, the Company recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
vii.	Note 9 on investments in associates:
Consequent to ongoing delay in approval for the Niyamgiri mines, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is necessary based on possible alternate sources of obtaining bauxite.

4. Revenue:

	For the period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Gross revenue	111,201	128,374	2,880.9
Less: excise duty	(5,470)	(8,846)	(198.5)

Revenue, net of excise duty	105,730	119,528	2,682.4

5. Investment and other income:

	For the period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Dividend income on financial assets held for trading	2,958	2,267	50.9
Fair value gain on financial assets held for trading	1,257	1,752	39.3
Interest income on bank deposits	84	1,906	42.8
Interest income on loans and receivables	3,220	4,040	90.7
Foreign exchange gain /(loss)	1,482	180	4.0
Capitalisation of interest income(1)	(54)	(44)	(1.0)

	8,947	10,101	226.7

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.
6. Finance and other costs:

	For the period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Interest on borrowings other than convertible notes	(1,433)	(733)	16.4
Interest on convertible notes	—	(939)	21.1
Bank charges	(223)	(189)	4.3
Unwinding of discount on provisions	(5)	(8)	0.2
Gain on fair valuation of conversion option	—	2,320	(52.1)
Foreign exchange (loss)/gain	(1,997)	195	(4.4)
Others	(208)	(462)	10.4
Capitalisation of finance costs(1)	607	1,577	(35.4)

	(3,259)	1,761	(39.5)

Notes:

(1)	Capitalisation of finance costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The rate for capitalisation of interest relating to general borrowings was approximately NIL and 12.69% for the period ended September 30, 2009 and 2010 respectively.

(2)	Finance costs include Rs.1,433 million and Rs. 1,672 million ($37.5 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the period ended September 30, 2009 and 2010 respectively.

7. Tax expenses
The following are the details of tax expenses charged to the statement of income for the periods indicated:

	For the Six-month period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Current tax:
Current tax on the profit for the period	4,663	8,317	186.7
Credits in respect of current tax for earlier Period	175	46	1.0

Total current tax	4,838	8,363	187.7

Deferred tax:
Origination and reversal of temporary differences	595	446	10.0

Total deferred tax	595	446	10.0

Tax expense for the period	5,433	8,809	197.7
Effective income tax rate (%)	19.0	24.4	24.4

8. Property, plant and equipments:

							US dollar in
	Rs. In millions						millions
		Land			Office
	Mining	and	Plant and	Motor	equipments
	property	Building	equipments	vehicles	and fixtures	Total	Total

Cost
April 1, 2010	17,435	14,350	143,127	372	2,684	177,968	3993.9
Additions	—	857	5,748	25	258	6,888	154.6
Disposals/adjustments*	—	(26)	(1)	(7)	(4)	(38)	(0.9)
Foreign exchange	221	(1)	106	1	10	337	7.6

September 30, 2010	17,656	15,180	148,980	391	2,948	185,155	4,155.2

Accumulated depreciation and impairment
April 1, 2010	10,186	3,361	48,175	133	1,356	63,211	1,418.6
Charge for the period	445	203	3,951	15	73	4,687	105.2
Disposals/adjustments*	—	(3)	8	(2)	(4)	(1)	—
Foreign exchange	221	0	104	1	10	336	7.5

September 30, 2010	10,852	3,561	52,238	147	1,435	68,233	1,531.3

Property, plants and equipment as at:
April 1, 2010	7,249	10,989	94,952	239	1,328	114,757	2,575.3
Assets under construction						111,872	2,510.6

Total						226,629	5,085.9

September 30, 2010	6,804	11,619	96,742	244	1,513	116,922	2,623.9
Assets under construction						132,279	2,968.6

Total						249,201	5,592.5

September30, 2010 (US dollar in millions)	152.7	260.7	2,171.1	5.5	34.0

*	Adjustments refer to classification of certain property, plant and equipments as assets held for sale, refer Note 17.
Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.
Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 1,533 million ($34.4 million) for the period ended September 30, 2010.

9. Investment in associate
Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium cater to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.
The Company’s investment in Vedanta Aluminium consists of the following:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Equity investment	4,621	3,518	78.9

Total	4,621	3,518	78.9

Summarized consolidated financial information in respect of Vedanta Aluminium is as follows:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Current assets	22,681	22,565	506.4
Non-current assets	244,867	267,539	6,004.0

Total assets	267,548	290,104	6,510.4

Current liabilities	149,486	177,615	3,986.0
Non-current liabilities	102,398	100,566	2,256.9

Total liabilities	251,884	278,181	6,242.9

	For the period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions )	millions )	millions)
Total revenue	1,161	21,230	476.4
Operating (loss)	(1,021)	(437)	(9.8)
Profit/(loss) for the period	4,738	(4,551)	(102.1)

Share in consolidated profit/(loss) of associate	1,398	(1,343)	(30.1)
Share in consolidated other comprehensive (loss)/income of associate, net of tax	277	239	5.3

10. Financial assets investments
Financial asset investments represent investments classified and accounted for as available-for-sale investments
Movements:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Beginning of the period,	1,044	1,362	30.6
Changes in fair value	318	44	1.0

As at September 30,	1,362	1,406	31.6

Available for sale financial assets consists of the following:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Quoted	378	422	9.5
Unquoted	984	984	22.1

	1,362	1,406	31.6

Quoted investments represent investments in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active market.
Unquoted investments are held at cost and principally represent an investment in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited. The fair value of unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.
11. Other non-current assets

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Loans to associate	8,890	8,390	188.3
Loans to other related parties	—	6,922	155.4
Other non-current assets	1,337	1,450	32.5

	10,227	16,762	376.2

12. Inventories
Inventories consist of the following:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Raw materials and consumables	15,908	21,287	477.7
Work-in-progress	12,847	18,346	411.7
Finished goods	1,067	2,187	49.1

	29,822	41,820	938.5

Inventories with a carrying amount of Rs. 4,419 million and Rs. 7,075 million ($158.8 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2010 and September 30, 2010, respectively.
13. Trade and other receivables
Trade and other receivables (net of allowances) consist of the following for the period indicated:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Trade receivables	4,963	7,822	175.5
Trade receivables from associate	634	1,553	34.9
Trade receivables from other related parties	423	199	4.5
Loans to associate	95,709	53,750	1,206.2
Loans to other related parties	6,805	4	0.1
Balance with Government authorities	2,589	4,875	109.4
Prepayments	624	952	21.4
Claims/refunds receivable	3,365	2,742	61.5
Advances for supplies	1,525	1,031	23.1
Other receivables	2,270	4,558	102.3

	118,907	77,486	1,738.9

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer to related party disclosure.
Trade receivables with a carrying value of Rs. 1,430 millions and Rs. 1,609 million ($36.1 million) have been given as collaterals towards borrowings as at March 31,2010 and September 30, 2010 respectively.
Allowances for impairment of trade and other receivables
The change in the allowance for impairment of trade and other receivables is as follows:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Balance at the beginning of the Period	184	230	5.2
Allowance made during the Period	57	26	0.6
Written off	(11)	—

Closing balance	230	256	5.7

14. Short term investments
Short term investments consist of the following:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Bank deposits	31,296	71,241	1,598.8
Other investments	179,726	165,847	3,721.9

	211,022	237,088	5,320.7

Other investments include mutual fund investments and certificate of deposits and are fair valued through the statement of income. Bank deposits are made for periods of between three months and one year depending on the cash requirements of the Company and earn interest at the respective deposit rates.
The Company has pledged short term investments of Rs. 64 million and Rs. 62 million ($1.4 million) as at March 31, 2010 and September 30, 2010 respectively, to secure certain banking facilities.
15. Restricted cash and cash equivalents
Restricted cash and cash equivalents consist of the following:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Cash at banks	60	75	1.7

	60	75	1.7

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.
Short term deposits have been pledged with banks for credit facilities.
16. Cash and cash equivalents
Cash and cash equivalents consist of:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Cash at banks and in hand	1,789	2,744	61.6
Short-term deposits and short-term investments	232	—	—

	2,021	2,744	61.6

17. Assets held for sale
As of September 30, 2010, the Company recognized assets amounting to Rs.51 million as assets held for sale. Such assets related to the Company’s aluminum segment.
A description of the assets held for sale is as follows:

	As of September 30, 2010
		Accumulated
	Gross Value	Depreciation	Net Value
	(Rs. in	(Rs. in	(Rs. in
	millions)	millions)	millions)
Building	70	(66)	4
Plant & Machinery	347	(300)	47

Total	417	(366)	51

The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. Consequently, operations at the smelter were being phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009.

Consequently, the Company recognised Plant 1 smelter assets at Korba, the main receiving station and distribution system used in the above mentioned smelter, Fume treatment plant (“FTP”), Profile tube shop and Bidhan Bagh Unit under the head “Assets held for sale”. The Company obtained approval for dismantling and disposing of these assets from the appropriate level of management. During the period ended September 2010, part of the assets recognised as held for sale with a carrying value of Rs. 462.5 million have been disposed off. The balance disposal is expected to be completed by January 2011.
The estimated fair value less costs to sell of the assets held for sale is Rs. 246 million as at 30 September  , 2010 and the carrying value is Rs. 109.6 million. Since the estimated fair value less costs to sell of these assets is higher than the carrying value, no impairment was recognized. The carrying value of the assets has been shown separately in the statement of financial positions.
18. Trade and other payables
Trade and other payables consist of:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Trade payables	19,736	18,515	415.5
Advances from customers	1,838	312	7.0
Amount due to related party	1,216	1,381	31.0
Security deposit and retentions	3,092	3,362	75.5
Project creditors	6,879	8,043	180.5
Other payables	2,334	3,102	69.6

	35,095	34,715	779.1

Trade payables are non-interest bearing and are normally settled within 90 day terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and others.
19. Other non-current liabilities
Non-current liabilities consist of:

	As at March 31,
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Security deposits and retentions	5,689	6,465	145.1

	5,689	6,465	145.1

20. Loans and borrowings
Short-term loans and borrowings represent borrowings with an original maturity of less than one year. Long-term loans and borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are generally linked to benchmark rates.
Short-term loans and borrowings consist of:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Banks and financial institutions	6,942	9,427	211.6
Current portion of long-term loans and borrowings(1)	12,179	6,345	142.4

Short-term loans and borrowings	19,121	15,772	354.0
Weighted average interest rate on short-term loans and borrowings	4.1%	2.2%	2.2%
Unused line of credit on short-term loans and borrowings	121,507	121,739	2,732.0

Long-term loans and borrowings consist of:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	million)	million)	millions)

Banks and financial institutions	26,840	26,459	593.8
Non-convertible debentures	6,000	5,600	125.7
Convertible Notes	22,226	20,323	456.0
Others	691	744	16.7

Long-term loans and borrowings	55,757	53,126	1,192.2
Less: Current portion of long-term loans and borrowings	(12,179)	(6,345)	(142.4)

Long-term loans and borrowings	43,578	46,781	1,049.8

The scheduled maturity of long term borrowings is summarised below:

	As at
	March 31,	September 30,	September 30,
	2010	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	million)	million)	millions)

Borrowings Repayable
Within one year (included in short-term borrowings)	12,179	6,345	142.4
In the second year	5,956	10,384	233.0
In two to five years	32,522	28,823	646.8
After five years	5100	7,574	170.0

Major loans and borrowings are as follows:
Working capital loans
The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and bank guarantees. Amounts due under working capital loans as of March 31, 2010 and September 30, 2010 were Rs. 1,337 million and Rs. 3,490 million ($78.3 million), respectively. The working capital loan of Rs. 3,490 million ($78.3 million) outstanding as of September 30, 2010 consist of Rs. 1,797 million ($40.3 million) under a US dollar denominated PCFC loan, and a Rs. 1,693 million ($38.0 million) under a cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 75 basis points. The working capital loans are secured against the inventories and trade accounts receivables except for PCFC facility as at September 30, 2010 which is unsecured.
Foreign currency loans
In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Ltd, Singapore arranged by DBS Bank Ltd, Mumbai Branch, to meet our capital expenditure requirement on projects. The rate of interest payable on this facility is 6 Month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as of 31 March, 2010 and 30 September, 2010 was Rs. 1,097 million and Rs. 1,091 million ($24.5 million).
On June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million (Rs. 6,496 million) with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 535 basis points per annum to be reset semi-annually, which was reset to six-month LIBOR plus 480 basis points from August 2009. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As of September 30, 2010, Sterlite Energy has not drawn down on the loan.

Term loans
As of September 30, 2010, the Company had several loans from various banks and financial institutions described as follows two syndicated term loan from Royal Bank of Scotland ( formally known as ABN AMRO Bank N.V)., or RBS, two term loans from ICICI Bank Limited, or ICICI Bank, one term loan from the State Bank of India, or SBI, one term loan from Punjab National Bank, or PNB, one term loan from Jammu and Kashmir Bank, or J&K Bank, one syndicate term loan from SBI and one term loan from the Allahabad Bank
In September 2003 and August 2004, BALCO obtained two syndicated Indian Rupee fixed rate term loan facilities from ABN AMRO totaling Rs. 17,000 million to meet capital expenditure requirements of projects, of which Rs. 15,904 million has been drawn down at an average interest rate of 7.3% per annum. The weighted average interest rate on the loan outstanding is 7%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan of Rs. 10,000 million was repayable in 12 quarterly installments beginning in January 2007 and it has been repaid in October 2009. No amount is outstanding under first loan of Rs.10,000 million as on September 30, 2010. The second loan of Rs. 7,000 million, of which Rs. 5,904 million has been drawn down, is repayable in eight quarterly installments commencing from May 2009. An amount of Rs. 5,308.7 million was repaid under the second loan as of September 30, 2010. As of March 31, 2010 and September 30, 2010, the balances due under the loans were Rs. 1,510 million and Rs. 592 million ($13.3 million), respectively.
Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited or “IFL” in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate, or I-BAR. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to us pursuant to the novation agreement, has an interest rate of 10% per annum, which was reset to 10.5% from December 2009, and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 495 million was paid by September 30, 2010. The second loan of Rs. 250 million has an interest rate of 10% per annum, which was reset to 11% from June 2009, and is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 141 million was repaid by September 30, 2010. As of September 30, 2010, we had repaid Rs. 636 million of these loans, out of the total loan amount of Rs. 1,023 million. As of March 31, 2010 and September 30, 2010, the balances due under the two loans were Rs. 558 million and Rs. 403 million ($9.0 million), respectively. These loans are unsecured.
In February 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 5,000 million from SBI, of which Rs. 2,000 million had been drawn down. The interest rate of the loan is 75 basis points lower than the State benchmark advance lending rate, or SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at September 30, 2010, the balance due under the loan was Rs. 2,000 million ($44.9 million). This is an unsecured loan.
In June 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 1,500 million from the PNB, of which Rs. 740 million had been drawn down. The interest rate of the loan is 12.0% per annum, which has been reset to 11.5% per annum with effect from June 29, 2009. The purpose of the loan is to meet capital expenditure requirements on projects. As of September 30, 2010, the balance due under the loan was Rs. 740 million ($16.6 million). This is an unsecured loan.
In June 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 1,000 million from the J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 12.0% per annum, which has been reset to 11.5% per annum with effect from June 29, 2009. The purpose of the loan is to meet capital expenditure requirements on projects. As of September 30, 2010, the balance due under the loan was Rs. 200 million ($4.5 million). This is an unsecured loan.
On June 29, 2009, Sterlite Energy entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,200.2 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa at an interest rate of 11.5% per annum until June 28, 2010. Thereafter, the interest rate will be reset on a yearly basis to a rate that is 25 basis points below the State Bank of India Benchmark Advance Rate. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As of September 30, 2010, Sterlite Energy has not drawn down on this facility All amounts drawn down by Sterlite Energy under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.
In December, 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 1,500 million from the Allahabad Bank, which was fully draw down. The interest rate of the loan is 8%. Loan is for a period of 90 days from the date of disbursement. This loan has been repaid in August  ,2010 and the balance due as of September 30, 2010, is Nil

Buyers’ credit
Sterlite Energy had utilized extended credit terms relating to purchases of property, plant and equipment for our projects. As of March 31, 2010 and September 30, 2010, the balance due under this facility was Rs. 13,717 million and Rs. 12,075 million ($271.0 million), respectively. These loans bear interest at LIBOR plus 187 basis points.These are unsecured.
In June 2010, BALCO was sanctioned uncommitted buyers credit facility of $50.0 million from DBS Bank Limited Singapore, arranged by DBS Bank, Mumbai Branch to assist the import of goods into India upto 1 year for raw materials and upto 3 years for Capex. As of September 30, 2010, balance due under this facility was Rs.1,229.0 million ( $27.6 million) and repayable from April 2012 to June 2013. The facility was utilized for import of capital goods and secured by way of first parri passue charge on capital goods imported under the facility.
BALCO had utilized buyers’ credit facility for meeting project expenditure requirements. As of March 31, 2010 and September 30, 2010, the balances due under this facility were Rs. 1,128 million and Rs. 1,121 million ($25.2 million). These loans bear interest at 6 Month LIBOR plus 75 basis points. These are unsecured debts.
In April 2009, BALCO obtained a one time capex letter of credit limit of $100.0 million from the SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. The charge on movable assets has already been created and the creation of charge on immovable assets is under process. As of September 30, 2010, the balance due under this facility was Rs. 4,327 million ($97.1 million). The interest rate on this facility is LIBOR plus 200 basis points. The said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.
In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from the AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As of September 30, 2010, the balance due under this facility was Rs. 4,116 million ($92.4 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to August 2012. The facility was funded by SBI Hongkong, the Bank of Baroda London and DBS Bank Singapore
In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As of September 2010, the balance due under this facility was Rs. 4,274 million ($95.9 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from March 2012 to December 2012. The facility was funded by SBI Tokyo, HSBC Mauritius , Bank of Baroda London, Bank of Baroda, Newyork,and SBI Bahrain..
Non-convertible debentures
In April 2003, SIIL issued Rs. 1,000 million ($22.4 million) Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($9.0 million), is due in April 2010 and the same is paid and Tranche B, in the amount of Rs. 600 million ($13.5 million), is due in April 2013. Interest payable on these debentures is linked to annualized Government of India security rates. The applicable interest rate is 8.2% per annum. These debentures are secured by certain of the Company’s immovable properties.
In November 2008, BALCO issued Rs. 5,000 million ($112.2 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.3% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.
21. Convertible notes
Foreign Currency Convertible Notes (“FCCNs”) due 2014
On October 29, 2010, SIIL raised US$ 500 million by way of 4.0% Convertible Senior Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Notes into ADSs (each ADS represent one of equity share, per value Rs. 2 per share) at any time prior to business day immediately preceding the maturity date at a conversion rate of Rs. 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS from. The conversion price will be subject to certain adjustments. Further, SIIL has a right to redeem in whole or parts of the notes, these Notes at any time after November 4, 2012, subject to certain exceptions. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on October 30, 2014.

22. Business Combinations
a. Call option — HZL
SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, and September 30, 2010, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company exercised the second call option via its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option, and has refused to act upon the second call option. The Company has invoked the Arbitration clause for referring the matter to arbitration, and appointed an arbitrator, and requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted. As the Government of India has not appointed its arbitrator, the Company filed an Arbitration application u/s 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of arbitral tribunal. The Delhi High Court has, via its order dated May 18, 2010, directed the parties to appoint mediators for mediation of the dispute, and if mediation fails, arbitration will commence. The Government of India has intimated the appointment of Mr. Sanjiv Mishra (former retired government officer) as their mediator and SOVL has appointed Mr. Nimesh Kampani, chairman and managing director of JM Financials Ltd., as its mediator. Mediation is under progress.
b. Call option — BALCO
SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. SIIL sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court on August 7, 2006 directed that the parties should attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it was referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement with the Arbitration Tribunal. After the filing of the reply by the Government of India, the arbitration hearings concluded on August 29, 2010. The parties were directed to file their written submissions within three weeks. SIIL filed its written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by SIIL, the arbitration tribunal has, at the request of Government of India, given an opportunity to both the parties to make oral submission on the judgement and the hearing for the same was fixed on October 9, 2010. The hearing had been concluded and the arbitration award is awaited.
23. Equity Share Capital
SIIL’s issued equity share capital as of March 31, 2010 and September 30, 2010 was Rs. 1,618 million and Rs. 3,361 million
($75.4 million), consisting of 840,400,422 and 3,361,207,534 equity shares respectively.
The shareholders of SIIL, in its annual general meeting held on June 11, 2010, approved the stock split of the equity share from the facevalue of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split.
24. Dividends
Each equity share holder is entitled to dividends as and when declared by SIIL and pays dividends after obtaining shareholder’s approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.
On April 26, 2010, the board of directors of SIIL recommended a final dividend of Rs. 3.75 per equity share for the year ended March 31, 2010, which was approved by shareholders at the general meeting, held on June 11, 2010. The dividend and dividend distribution tax amounting to Rs. 3,151 million and Rs. 523 million for the fiscal year ended March 31, 2010, respectively has since been paid.
Dividends are payable from the profits determined under generally accepted accounting principles in India (“Indian GAAP”) from statutory standalone financial statements.

Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
25. Earnings per share (“EPS”)
The shareholders of SIIL, in the annual general meeting held on June 11, 2010, approved the stock split of its equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. The computations of basic and diluted EPS have been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect bonus and stock split made.
The following reflects the income and share data used in the basic and diluted earnings per share computations:
Computation of weighted average number of shares

	For the period ended September 30,
	2009	2010
Weighted average number of ordinary shares for basic earnings per share	3,281,458,062	3,361,207,534
Effect of dilution:
Convertible notes	—	85,737,600

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,281,458,062	3,446,945,134

Computation of basic and diluted earnings per share
Basic earnings per share:

	For the period ended September 30,
	2009	2010	2010
	(Rs. in millions		(US dollars in millions
	except EPS data)		except EPS data)
Profit for the period attributable to equity holders of the parent	16,303	19,702	442.1
Weighted average number of ordinary shares for basic earnings per share	3,281,458,062	3,361,207,534	3,361,207,534

Earnings per share	4.97	5.86	0.1

Diluted earnings per share:

	For the period ended September 30,
	2009	2010	2010
	(Rs. in millions		(US dollars in millions
	except EPS data)		except EPS data)

Profit for the period attributable to equity holders of the parent	16,303	19,702	442.1
Adjustment in respect of convertible notes	—	(1,134)	(25.4)

Profit for the period after dilutive adjustment	16,303	18,568	416.7
Adjusted weighted average number of ordinary shares for diluted earnings per share	3,281,458,062	3,446,945,134	3,446,945,134

Earnings per share	4.97	5.39	0.1

Profit for the period would be increased if holders of the convertible notes in SIIL exercised their right to convert their bond holdings into SIIL equity. The impact on profit for the period of this conversion would be the reduction in effective interest cost, exchange difference on reinstatement of debt portion of convertible note and mark to market of conversion option on the convertible notes
26. Commitments, contingencies, and guarantees
In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which the Company does not expect any material losses, was Rs. 70,230 million ($1,576.1 million) as of September 30, 2010.
a. Commitments and contingencies
i. Commitments
Capital commitments
The Company had significant capital commitments as of September 30, 2010 amounting to Rs. 127,044 million ($2,851.1 million), related primarily to capacity expansion projects, including commitments amounting to Rs. 76,034 million ($1,706.3 million) for its commercial power generation business and Rs. 32,796 million ($736.0 million) for capacity expansion at BALCO.
Export obligations
The Company had export obligations of Rs. 112,643 million ($2,527.9 million) over the next eight years on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, its liability would be Rs. 15,333 million ($344.1 million), reduced in proportion to actual exports. Due to the remote likelihood of it being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.
ii. Contingencies
Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claim related to these tax liabilities is Rs. 6,184 million ($138.8 million). The Company has evaluated these contingencies and estimated that some of these claims may result in loss contingencies and hence has recorded Rs. 101 million ($2.3 million) as current liabilities as of September 30, 2010.
The claims by third party claimants amounted to Rs. 1,407 million ($31.6 million) as of September 30, 2010. No liability has been recorded against these claims, based on the Company’s expectation that none of these claims will become its obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.
Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the unaudited condensed consolidated interim financial statements.
Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and others amounting to Rs. 748 million ($16.8 million), being the proportionate share of the Company in the referred contingencies as at September 30, 2010 . The Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on Company’s financial conditions or results of operations.
b. Guarantees
The Company has given guarantees in the normal course of business for the purpose as stated below as of September 30, 2010:

•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 1,324 million ($29.7 million) for import of goods including capital equipment at concessional rates of duty. The Company does not anticipate any liability on these guarantees.

•	Corporate guarantee of Rs. 33,000 million ($740.6 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company also issued corporate guarantees of Rs. 14,386 million ($322.8 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As of September 30,2010, the Company determined that it has no liability on these corporate guarantees.

•	Bank guarantee amounting to AUD 5.0 million (Rs. 214 million or $4.5 million) as of September 30, 2010, in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities by CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.2 million). These liabilities have been fully recognized in the Company’s unaudited condensed consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 2.9 million (124 million or $2.8 million) as of September 30, 2010, in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in the Company’s unaudited condensed consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 3,122 million ($70.1 million) as of September 30, 2010. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2010 was Rs. 2,410 million ($58.1 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 655 million ($14.7 million) for litigation, against provisional valuation and for other liabilities. The Company does not anticipate any liability on these guarantees.
The Company’s outstanding guarantees cover obligations aggregating Rs. 55,235 million ($1,239.6 million) as of September 30, 2010, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.
27. Segment Information
The Company is primarily in the business of non-ferrous mining and metals in India and Australia. The Company has five reportable segments: copper, zinc, aluminum, power and corporate and others. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Company’s Group Chief Executive Officer (“Group CEO”) who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
Copper
The copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from its Mt. Lyell copper mine in Tasmania, Australia, owned by CMT. The segment also includes a precious metal refinery at Fujairah in the United Arab Emirates.
Zinc
The Company’s zinc business is owned and operated by HZL. HZL’s operations include four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India
Aluminum
The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, of which operations at the old 100,000 tpa aluminum smelter at Korba was partially suspended from February 2009 and ceased completely on June 5, 2009, and two captive power plants, of which the 270 MW power plant is now used for commercial purposes, since the shutdown of the 100,000 tpa smelter, in the State of Chhattisgarh in Central India. Power generated by the 270 MW power plant is sold to third parties.
Power
The commercial power generation business includes the 123.2 MW of wind power plants commissioned by HZL and one 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. SEL’s and TSPL’s power business are still under development.
Corporate and others
The operating segment “Corporate and others” includes other corporate activities.
Business segments
The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Group CEO who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the Six-month periods ended September 30, 2009 and 2010.
a. For the Six-month period ended September 30, 2009

					Corporate
	Copper	Zinc	Aluminum	Power	and others	Elimination	Total
	(Rs. in millions)
Revenue
Sales to external customers	58,668	32,075	12,386	2,601	—	—	105,730
Inter-segment sales	—	—	51	810	—	(861)	—

Segment revenue	58,668	32,075	12,437	3,411	—	(861)	105,730

Results
Segment profit	3,343	18,139	2,084	1,818	(3)	—	25,381
Depreciation and amortization	(983)	(1,373)	(1,196)	(361)	—	—	(3,913)

Operating profit	2,360	16,766	888	1,457	(3)	—	21,468

Finance costs							(3,259)
Investment revenue							8,947
Share in profit/(loss) of associate					1,398		1,398
Tax expense							(5,433)

Profit for the period							23,121

Assets
Segment assets	52,056	74,301	65,800	66,738	336		259,231
Investment in associate	—	—	—	—	16,861	—	16,861

	52,056	74,301	65,800	66,738	17,197	—	276,092

Financial assets investments							1,254
Liquid Investments							235,499
Cash & cash equivalent							6,358
Loan to related parties							37,526

Total assets							556,729

Additions to property, plant and equipment	1,543	13,817	9,458	16,174	(2)	—	40,990

b . For the Six-month period ended September 30, 2010

					Corporate
	Copper	Zinc	Aluminum	Power	and others	Elimination	Total	Total
								(US dollars
	(Rs. in millions)							in millions)
Revenue
Sales to external customers	61,180	40,732	13,797	3,819	—	—	119,528	2,682.4
Inter-segment sales	—	—	42	395	—	(437)	—	—

Segment revenue	61,180	40,732	13,839	4,214	—	(437)	119,528	2,682.4

Results
Segment profit	5,125	20,821	2,237	2,107	(3)	—	30,287	679.6
Depreciation and amortization	(950)	(2,130)	(1,256)	(365)	—	—	(4,701)	(105.5)

Special items

Operating profit	4,175	18,691	981	1,742	(3)	—	25,586	574.1

Finance costs							1,761	39.5
Investment revenue							10,101	226.7
Share in consolidated loss of associate							(1,343)	(30.1)
Income Tax expense							(8,809)	(197.7)

Profit for the period							27,296	612.5

Assets
Segment assets	67,241	92,301	80,356	84,444	349	—	324,691	7,286.6

Investment in associate	—	—	—	—	3,518	—	3,518	78.9

	67,241	92,301	80,356	84,444	3,867	—	328,209	7,365.5

Financial assets investments							1,406	31.6
Liquid Investments							2,37,088	5,320.7
Cash & cash equivalent							2,819	63.3
Loan to related parties							62,144	1,394.6
Current tax asset							111	2.5

Total assets							631,777	14,178.2

Additions to property, plant and equipment	3,368	6,465	11,994	5,423	14	—	27,264	611.9
28. Related Party Transactions
The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, and investments. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the Six-month period ended September 30, 2009 and 2010 is noted below:
Enterprises where the principal shareholders have control or significant influence
•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Technologies Limited (“STL”)

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Vedanta Medical Research Foundation ( “VMRF”)

•	Political and Public Awareness Trust

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resources Holding Limited

•	Vedanta Jersey Investment Limited

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)

•	Twinstar Infrastructure Limited

•	V S Dempo and Company Private Limited (“ V S Dempo”)

•	Dempo Mining Corporation Private Limited (“ DMCPL”)
Associate
Vedanta Aluminium Limited (“Vedanta Aluminium”)
Key managerial personnel
•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. D. D. Jalan, Whole time director
The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and its subsidiaries and Companies over which it has significant influence. A summary of significant related party transactions for the period ended September 30, 2009 and 2010 is noted below.
The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the Period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
Sales
STL	990	1,028	23.1
MALCO	—	1	0.0
Vedanta Aluminium	728	39	0.9

Total	1,718	1,068	24.0

Purchases of goods/services
STL	1	—	—
Sesa Industries	29	6	0.1
Sesa Goa		8	0.2
Vedanta Aluminium	416	3,029	68.0
KCM	373	—	—
MALCO	—	205	4.6

Total	819	3,247	72.9

Rent income
Vedanta Aluminium	7	7	0.2
Total	7	7	0.2

Interest and dividend income / (Finance costs)
Vedanta	(11)	(10)	(0.2)
MALCO	(90)	(96)	(2.2)
Vedanta Aluminium	1,263	3,583	80.4
Twin Star	(1,584)	(1,440)	(32.3)

	For the Period ended September 30,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)
KCM	106	21	0.5

Total	(316)	2.058	46.2

Management fees expenses
Vedanta	(121)	(115)	2.6
Total	(121)	115	(2.6)

Loans given/(repaid) during the period
Vedanta Aluminium	17,050	(40,900)	(917.9)
Vedanta Jersey Investment Ltd. (VJIL)	—	6,922	155.3
KCM	—	(6,730)	(151.0)

Total	17,050	(40,708)	(913.6)

Guarantees outstanding given / (taken)**
Vedanta Aluminium	48,792	47,386	1,063.4
Vedanta		(7,674)	(172.2)

Total	48,792	39,712	891.20

Donations
Sterlite Foundation	33	15	0.3

Total	33	15	0.3

**	Maximum guarantee amount and does not represent actual liability.
The significant receivables from and payable to related parties as at September 30, 2009 and 2010 are set out below:

	As at
	March 31, 2010	September 30, 2010	September 30, 2010
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	196	153	3.4
Vedanta Aluminium	634	1,553	34.9
MALCO	7	8	0.2
KCM	—	22	0.5
Sesa Goa	10	10	0.2
Twin Star	1	—	—
Anil Agarwal Foundation	2	2	0.0
V S Dempo	2	1	0.0
DMCPL	1	1	0.0
VMRF	205	—	—

Total	1,057	1,750	39.3

Loans to:
Vedanta Aluminium	104,599	62,140	1,394.5
KCM	6,805	4	0.1
VJIL	—	6,922	155.3

Total	111,404	69,066	1,550.0

Payable to:
STL	7	—	—
Vedanta Aluminium	263	36	0.8
Vedanta	875	1,293	29.0
MALCO	22	20	0.4
KCM	49	26	0.6
Sesa Industries Limited	—	6	0.1

Total	1,216	1,381	31.0

Terms and conditions of transactions with related parties
The sales to and purchases from related parties are made in ordinary course of business There have been no guarantees provided or received for any related party receivables or payables. For the period ended September 30 2009 and 2010, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
Loan to associates
The loan granted to Vedanta Aluminium is intended to finance its planned capital expenditures. The loan is un-secured. Interest is charged at bank rate (as declared by Reserve Bank of India “RBI”) plus 2% on a loan of Rs. 9,140 million (with a tenure of 10 years) and at 8% on Rs. 50,500 million (repayable within a period of one year)
SIIL has also subscribed to non convertible debentures of Vedanta Aluminium for Rs. 2,500 million which carries an interest rate of 8% and is secured and repayable within a period of one year.
Loan to fellow subsidiary
The Company had granted loan to KCM which was intended to finance its working capital and project requirement. The loan is since been repaid.
The Company had granted loan to Vedanta Jersey Investment Ltd. of Rs 6,922 million ($155.3 million) which carries interest @ 2.3% and is unsecured.
29. Recent Developments:
i) On 10 May 2010, Vedanta announced the acquisition of Anglo American’s Zinc Assets (“Anglo Zinc”) — for a total cash consideration of $1,338.0 million, on an attributable, debt and cash free basis. Anglo Zinc comprises the 100 per cent owned Skorpion mine in Namibia, the 100 per cent owned Lisheen mine in Ireland and the 74 per cent owned Black Mountain Mines, which includes the Black Mountain mine and Gamsberg project in South Africa. Skorpion has been acquired by a subsidiary of Sterlite Infra Limited, itself a wholly owned subsidiary of Sterlite Industries (India) Limited for a cash consideration of approximately $707.0 million dated December 3, 2010.
ii) Ministry of Environment and Forests (“MOEF”) clearance for mining at Niyamgiri hills MOEF, in a statement issued on August 24, 2010, refused the final approval to the Orissa Mining Corporation (“OMC”) proposal for the bauxite mining at Niyamgiri hills, in the State of Orissa, following the report of Dr. N.C. Saxena committee and recommendation of Forest Advisory Committee, MOEF. Since all the issues raised in Dr. Saxena Committee report were already looked into by Hon’ble Supreme Court, hence the same cannot be raised again as per principle of res judicata. After the grant of environment clearance, certain groups of persons and individuals have filed appeal challenging the grant of environment clearance before National Environment Appellate Authority (NEAA) on the same issues which were raised during hearing in Supreme Court. NEAA ,disposing all the appeals vide its order dated September 15, 2010, has refused to relook into the issues already discussed in the Supreme Court under the principle of res judicata, but advised MOEF to look into the two environment impact assessment s (EIAs) prepared for the mining project. As per NEAA order, additional conditions, if any required can be incorporated by MOEF in the Environment Clearance, which remains inoperable for the time being, till MOEF revisits the matter. In view of the ongoing delay in approval of the Niyamgiri mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to Vedanta Aluminium’s alumina refinery, from the State of Orissa.
iii) The Central Excise Department has issued an exparte notice for reversal of Cenvat credit of Rs 3,150 million along with interest of Rs 88 million for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on SIIL. SIIL filed two writ petitions in Madurai Bench of Madras High Court. By an order dated July 22, 2010, the Hon’ble Madurai Bench of Madras High Court has granted interim stay till the disposal of the writ petitions against the ex-parte proceedings initiated by the department vide notices dated June 8, 2010 and June 9, 2010. SIIL has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on SIIL.

iv) The reorgnisation plan proposed by ASARCO and sponsored by SIIL’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court in November 2009. SIIL preferred to file an appeal against the order of US District Court. In Nov 2010, US Court of Appeals for the Fifth Circuit dismissed that appeal. Bankruptcy Court had also approved the motion of ASARCO to terminate the Settlement and Purchase and Sale Agreement (PSA) and allowed it to draw on the USD 50 million Letter of Credit. SIIL has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. On March 17, 2010, ASARCO has filed a complaint in US Bankruptcy court for breaching the May 2008 agreement and has claimed damages suffered as a result of the alleged breach, which is being contested by SIIL. SIIL believes that no significant additional loss will arise from these claims.
v) In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court concluded its hearings in February 2010 and by its order of September 28, 2010 ordered the closure of the smelter at Tuticorin. SIIL has filed a special leave petition before the Supreme Court of India against the order of the Madras High Court on September 29, 2010. The SLP was heard on October 01, 2010, October 18, 2010 and December 13, 2010 and interim orders staying the Madras High Court order dated Sept. 28, 2010 has been passed. Matter is adjourned to the last week of January 2011 for further hearing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2010. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia. We also have a Non-Controlling interest in Vedanta Aluminium Limited, or Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.
     The following tables are derived from our unaudited condensed consolidated financial data and set forth:
•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Six months ended September 30,
	2009	2010
	(In percentages)
Revenue:
Copper	55.5	51.2
Zinc	30.3	34.1
Aluminum	11.7	11.5
Power	2.5	3.2
Corporate and others	—	—

Total	100.0	100.0

Operating Profit:
Copper	11.0	16.3
Zinc	78.1	73.1
Aluminum	4.1	3.8
Power	6.8	6.8
Corporate and others	—	—

Total	100.0	100.0

Segment Profit(1) :
Copper	13.2	16.9
Zinc	71.5	68.7
Aluminum	8.2	7.4
Power	7.1	7.0
Corporate and others	—	—

Total	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating revenue to segment profit for the periods indicated:

	Six months ended September 30,
	2009		2010		2010
	(in millions)
Copper:
Segment Result	Rs.	2,360	Rs.	4,175	$93.7
Plus:
Depreciation and amortization		983		950	21.3

Segment profit	Rs.	3,343	Rs.	5,125	$115.0

Zinc:
Segment result	Rs.	16,766	Rs.	18,691	$419.5
Plus:
Depreciation and amortization		1,373		2,130	47.8

Segment profit	Rs.	18,139	Rs.	20,821	$467.3

Aluminum:
Segment result	Rs.	888	Rs.	981	$22.0
Plus:
Depreciation and amortization		1,196		1,256	28.2

Segment profit	Rs.	2.084	Rs.	2,237	$50.2

Power:
Segment result	Rs.	1,457	Rs.	1,742	$39.1
Plus:
Depreciation and amortization		361		365	8.2

Segment profit	Rs.	1,818	Rs.	2,107	$47.3

Corporate and Others:
Segment result	Rs.	(3)	Rs.	(3)	$(0.1)
Plus:
Depreciation and amortization		—		—	—

Segment profit	Rs.	(3)	Rs.	(3)	$(0.1)

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods.

•	Zinc. Our zinc business is owned and operated by Hindustan Zinc Limited, or HZL, India’s leading zinc producer with a 74.0% market share by sale volume of the Indian zinc market in fiscal 2010, according to India Lead Zinc Development Association, or ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead zinc smelter, four sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. HZL’s primary products are zinc and lead ingots.

•	Aluminum. Our aluminum business is primarily owned and operated by Bharat Aluminium Company Limited, or BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters and two captive power plants. Operations at the older 100,000 tpa aluminum smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shut down of the 100,000 tpa aluminum smelter, the 270 MW captive power is now used for commercial purpose as power generated by the power plant is sold to third parties. BALCO’s primary products are aluminum ingots, rods and rolled products.

•	Power. Our commercial power generation business includes the 123.2 MW of wind power plants commissioned by our 64.9% owned subsidiary HZL and a 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shut down of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. Our power business is still under development, and we expect to have meaningful operating results for our commercial power generation business segment in the fiscal 2011, when Sterlite Energy’s first power project to construct a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa is expected to begin progressively commissioning starting in the third quarter of fiscal 2011, with full completion anticipated by the second quarter of fiscal 2012. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility. Pending the development of the coal blocks, we intend to source 2.57 mtpa of coal, which is expected to meet a substantial portion of the coal requirements of the first 600 MW unit of the power plant, from the coal linkage provisionally assured to us by Mahanadi Coal Fields Ltd in June 2008. A coal linkage is a long term supply contract for the delivery of coal meeting contract specifications. We have also received a letter of assurance from Mahanadi Coal Fields Ltd dated July 14, 2010 provisionally assuring the supply of 6.94 million tons per annum of E / F Grade coal for the remaining three units of the Jharsuguda Power Project. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in second quarter of fiscal 2014. We also propose to develop an additional unit of 660 MW near Talwandi Sabo for which we have entered into a memorandum of understanding with the Government of Punjab on October 4, 2010 . On October 30, 2009, Sterlite Energy filed an initial offering document with the Securities and Exchange Board of India for a proposed initial publicoffering of its equity shares for an estimated offering size of Rs. 51,000 million ($1,144.5 million).

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium. We hold a 29.5% Non-Controlling interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Global Economic Conditions
Recent global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. However, as of September 30, 2010, we had a strong balance sheet with cash and liquid investments totaling Rs. 239,907 million ($5,383.9 million), net cash and no significant near-term debt redemption obligations.
Passive Foreign Investment Company
As discussed in our annual report on Form 20-F for the financial year ended March 31, 2010, declines in the market prices of our equity shares and ADSs may increase the likelihood that we will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current or any subsequent taxable year. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2011, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our

annual report on Form 20-F ) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
Metal Prices and Copper TcRc
Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on The London Metal Exchange Limited, or LME, prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
     Global market and economic conditions in the past two years have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected, leading to decreased spending by businesses and consumers and, in turn, corresponding decreases in global infrastructure spending and commodity prices. The outlook for the copper TcRc and copper, zinc and aluminum commodity prices remains uncertain in the short to medium term, and further decreases, including as a consequence of continued challenging, or a further deterioration in, global market and economic conditions, may have an adverse impact upon our financial performance.
Copper
     The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with approximately 9.9% of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 90.1% of our copper concentrate requirements during the six-month ended September 30, 2010, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	Six months ended September 30,
	2009	2010
	(in US cents per pound)
Copper TcRc	13.2¢/lb	12.7¢/lb
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for approximately 9.9% of our copper concentrate requirements during the six-month period ended September 30, 2010 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2013 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the periods indicated:

	Six months ended September 30,
	2009	2010
	(in US dollars per ton)
Copper LME	$5,276	$7,131
Zinc and Aluminum
     The revenue of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and during the six-month ended September 30, 2010 sourced all of its alumina requirements from third party suppliers, including 32% from international and domestic suppliers and 68% from Vedanta Aluminium. Korba alumina refinery were ramped down as a result of the shut-down of the BALCO Plant 1 100,000 tpa old smelter in June 2009. The profitability of our aluminum business is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc, lead and aluminum LME prices for the periods indicated:

	Six months ended September 30,
	2009	2010
	(in US dollars per ton)
Zinc LME	$1,621	$2,015
Lead LME	$1,722	$1,989
Aluminum LME	$1,652	$2,090,
India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.
Hedging
     We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “— Qualitative Disclosures about Market Risk — Commodity Price Risk.”
Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 57% of its thermal coal requirement from a subsidiary of Coal India Limited, or Coal India, under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur Coal Block for use in HZL’s captive power plant. We intend to begin operations at the Madanpur Coal Block upon receipt of all regulatory approvals. In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.
Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have generally increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production volumes in that higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years though production volumes for a number of our primary products in our copper, zinc and particularly our aluminum businesses decreased between the six-month period ended September 30, 2009 and 2010 due to planned and unplanned shut downs. For example, operations at BALCO’s older 100,000 tpa aluminum smelter were partially suspended from February 2009 and ceased on June 5, 2009. The following table summarizes our production volumes for our primary products for the periods indicated:

		Six months ended September 30,
Segment	Product	2009	2010
		(tons)
Copper	Copper cathode(1)	169,447	144,833
	Copper rods	104,864	101,211
Zinc	Zinc	279,977	340,758
	Lead	26,783	28,665
Aluminum	Ingots	31,755	15,391
	Rods	71,168	80,374
	Rolled Products	33,026	32,144

	Total Aluminum	135,949	127,909

Note:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rod

     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.
Government Policy
India Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples.
     The following table sets forth the customs duties that were applicable for the periods indicated:

	January 22, 2007	April 29, 2008	January 3, 2009
	to April 28, 2008	to January 2, 2009	to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.0%	2.0%	2.0%
Zinc	5.0%	0.0%	5.0%
Aluminum	5.0%	5.0%	5.0%
     In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs (CVD), of 8.0% of the assessable value and basic custom duty, which is levied on imports in India.
     In January 2004, the special additional duty, or SAD, of 4% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.
Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     For the six months ended September 30, 2009 and 2010, exports accounted for 38.0% and 30.3%, respectively, of our copper business’ revenue. The following table sets forth the export assistance premiums, either as

Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006		September 1,2008 to		September 20, 2010
	to August 31, 2008		September 19, 2010		to Present
	(percentage of FOB value of exports)
Copper Cathode	2.2	%(1)	2.2	%(3)	2.0	% (5)
Copper rods —
With Cenvat	2.2	%(2)	2.2	%(4)	2.0	%(6)
Without Cenvat	2.2	%(2)	2.2	%(4)	2.2	%(6)

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.

(2)	Subject to a cap of Rs. 7,760 per ton.

(3)	Subject to a cap of Rs. 7,000 per ton.

(4)	Subject to a cap of Rs. 9,800 per ton.

(5)	Subject to a cap of Rs. 7,500 per ton.

(6)	Subject to a cap of Rs. 9,800 per ton
     For the six months ended September 30, 2009 and 2010, exports accounted for 33.4% and 42.4%, respectively, of our zinc business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007		November 5, 2008
	to November 3, 2008	November 4, 2008	to Present
	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	3.0%
Zinc ingots	5.0%	4.0%	5.0%
Lead concentrate	3.0%	3.0%	3.0%
     For the six months ended September 30, 2009 and 2010, exports accounted for 4.6% and 0.7%, respectively, of our aluminum business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

October 9, 2007 to Present
(percentage of FOB value of exports)
Aluminum ingots	3.0%
Aluminum rods	5.0%
Aluminum rolled products	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
Taxes and Royalties
     Income tax on Indian companies is presently charged, and during the six-month period ended September 30, 2010 was charged, at a statutory rate of 30.0% plus a surcharge of 7.5% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 33.2%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The MAT rate is currently, and during the six-month period ended September 30, 2010 was, 19.9% of the book profits as prepared under Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 16.6%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 8.0% (prior to December 6, 2008, the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.

     We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 8.4% with effect from August 13, 2009 (6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.
     There are several tax incentives available to companies operating in India, including the following:
•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.
     We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. In addition, a large part of SIIL’s and HZL’s investment of surplus cash are in tax exempt instruments.
Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
     The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Six months ended September 30,
	2009		2010
	(per US dollar)
Indian Rupees	Rs.	48.54	Rs.	46.09
Australian dollars	AUD	1.25	AUD	1.12

Source:	Reserve Bank of India
     The average exchange rate of the Indian Rupee against the US dollar was Rs. 48.54 per US dollar in the six-month period ended September 30, 2009 as compared to Rs. 46.09 per US dollar in the six-month period ended September 30, 2010, an appreciation of 5%, which positively affected our revenue.

Results of Operations
Overview
Consolidated Statement of Income
     The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Six months ended September 30,
	2009	2010
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Other operating income	1.4	0.8

Total revenue	101.4	100.8
Cost of sales	(77.1)	(76.0)
Distribution cost	(1.5)	(1.1)
Administration expenses	(2.5)	(2.3)
Operating profit	20.3	21.4
Investment income	8.5	8.5
Finance costs	(3.1)	1.5
Share in profit of associates	1.3	(1.1)

Profit before taxes	27.0	30.2
Tax expense	(5.1)	(7.4)

Profit for the period	21.9	22.8

Profit attributable to:
Equity holders of the parent	15.4	16.4
Non-Controlling interest	6.5	6.4
Comparison of six-month period ended September 30, 2009 and September 30, 2010
Revenue, Other Operating Income and Operating Profit
Consolidated
     Revenue increased from Rs. 105,730 million in the six-month period ended September 30, 2009 to Rs. 119,528 million ($2,682.4 million) in the six-month period ended September 30, 2010, an increase of Rs. 13,798 million, or 13.1%. Revenue increased primarily as a result of an increase in sales volume in our zinc business due to higher production, sale of power from BALCO’s 270 MW power plant at Korba due to the planned permanent shut down of the old 100,000 tpa aluminum smelter, the appreciation of the Indian Rupee against the US dollar by 5.0% and higher daily average LME prices in our copper, zinc and aluminum segments, partially offset by lower by-product realizations and lower production in our aluminum segment due to the shut down of the 100,000 tpa aluminum smelter at BALCO’s Korba facility.
     Other operating income decreased from Rs. 1,444 million in the six-month period ended September 30, 2009 to Rs. 982 million ($22.0 million) in the six-month period ended September 30, 2010, a decrease of Rs. 463 million, or 32%.
     Operating profit increased from Rs. 21,468 million in the six-month period ended September 30, 2009 to Rs. 25,586 million ($574.1 million) in the six-month period ended September 30, 2010, an increase of Rs. 4,118 million, or 19.2%. The increase was due to higher sales volumes from our zinc business and an increase in the daily average LME prices of copper, zinc and aluminum.
     Operating profit margin increased from 20.3% in the six-month period ended September 30, 2009 to 21.4% in the six-month period ended September 30, 2010. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 81,570 million in the six-month period ended September 30, 2009 to Rs. 90,785 million ($2,037.4 million) in the six-month period ended September 30, 2010, an increase of Rs. 9,215 million, or 11.3%. Cost of sales increased primarily due to increase in royalty in our zinc business and increase in production in our zinc business. Cost of sales as a percentage of revenue decreased from 77.1%, in the six-month period ended September 30, 2009 to 76.0% in the six-month period ended September 30, 2010.

•	Distribution costs decreased from Rs. 1,510 million in the six-month period ended September 30, 2009 to Rs. 1,338 million ($30.0 million) in the six-month period ended September 30, 2010, a decrease of Rs. 172 million, or 11.4%. This decrease was due to improved efficiency in logistics management. As a percentage of revenue, distribution cost decreased from 1.4% in the six-month period ended September 30, 2009 to 1.1% in the six-month period ended September 30, 2010.

•	Administration expenses increased from Rs. 2,626 million in the six-month ended September 30, 2009 to Rs. 2,801 million ($62.9 million) in the six-month period ended September 30, 2010, an increase of Rs. 175 million, or 6.7%, primarily as a result of an increase in exploration and technical consultancy costs at HZL and an increase in other general costs as a result of expansion of our business. As a percentage of revenue, administration expenses decreased from 2.5 % in the six-month period ended September 30, 2009 to 2.3 % in the six-month period ended September 30, 2010. These expenses increased primarily in our zinc business as a result of an increase in capacity and the scale of our operations and increased wages under the long term settlement of wage agreement effective from July 1, 2007 with the labor union representing our employees.

•	During the six-month period ended September 30, 2010, we charged to profit and loss account Rs. 311 million on account of contribution towards the Cancer Research Hospital project being set up by Vedanta Medical Research Foundation at Raipur in Chhattisgarh. The contribution has been made by us as a part of our Corporate Social Responsibility initiative in healthcare.
Copper
     Revenue in the copper segment increased from Rs. 58,668 million for the six-month period ended September 30, 2009 to Rs. 61,180 million ($1,373.0 million) for the six-month period ended September 30, 2010, an increase of Rs. 2,512 million, or 4.3%. This increase was primarily due to the higher daily average copper LME prices during the six-month period ended September 30, 2010 compared to the six-month period ended September 30, 2009.
•	Copper cathode production decreased from 169,447 tons in the six-month period ended September 30, 2009 to 144,833 tons in the six-month period ended September 30, 2010, a decrease of 14.5%. The production in the six-month period ended September 30, 2010 was lower as compared to the six-month period ended September 30, 2009, primarily due to the planned bi-annual plant maintenance shut down for 22 days in June and July 2010. Copper cathode sales decreased from 62,925 tons in the six-month period ended September 30, 2009 to 43,930 tons in the six-month period ended September 30, 2010, an decrease of 30.2% due to decreased production.

•	Production of copper rods decreased from 104,864 tons in the six-month period ended September 30, 2009 to 101,211 tons in the six-month period ended September 30, 2010, a decrease of 3.5%. Copper rod sales decreased from 103,718 tons in the six-month period ended September 30, 2009 to 99,498 tons in the six-month period ended September 30, 2010, a decrease of 4.1%. The decrease in sales was in line with the decrease in production.

•	Sales of copper in the Indian market increased from 107,334 tons in the six-month period ended September 30, 2009 to 110,337 tons in the six-month period ended September 30, 2010, an increase of 2.8%, and our exports decreased from 59,309 tons in the six-month period ended September 30, 2009 to 33,090 tons in the six-month period ended September 30, 2010, a decrease of 44.21%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 64.4% in the six-month period ended September 30, 2009 to 76.9% in the six-month period ended September 30, 2010 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average copper cash settlement price on the LME increased from $5,276 per ton in the six-month period ended September 30, 2009 to $7,131 per ton in the six-month period ended September 30, 2010, a increase of 35.2%.
     Operating profit in the copper segment increased from Rs. 2,360 million in the six-month period ended September 30, 2009 to Rs. 4,175 million ($93.7 million) in the six-month period ended September 30, 2010, a increase of Rs. 1,816 million, or 77.0%. This increase is primarily due to an increase in the daily average LME prices of copper during the six month period ended September 30, 2010 compared to the six month period ended September 30, 2009.
Zinc
     Revenue in the zinc segment increased from Rs. 32,075 million in the six-month period ended September 30, 2009 to Rs. 40,732 million ($914.1 million) in the six-month period ended September 30, 2010, an increase of Rs. 8,658 million, or 27.0%. This was primarily due to a increase of 24.3% in the daily average zinc LME prices during the six-month period ended September 30, 2010 compared to the six-month period ended September 30, 2009, and increase in sales volume which is partially offset by appreciation of the Indian Rupee against the US dollar by 5.1%. Specifically:
•	Zinc ingot production increased from 279,977 tons in the six-month period ended September 30, 2009 to 340,758 tons in the six-month period ended September 30, 2010, an increase of 21.7%, due to ramp-up of production from our third hydrometallurgical zinc smelter at Dariba. Zinc ingot sales increased from 278,894 tons in the six-month period ended September 30, 2009 to 339,755 tons in the six-month period ended September 30, 2010, an increase of 21.8%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

•	Zinc ingot sales in the domestic market increased from 193,626 tons in the six-month period ended September 30, 2009 to 201,196 tons in the six-month period ended September 30, 2010, an increase of 3.9%, primarily due to higher production and strong market demand in India. Export sales also increased from 82,628 tons in the six-month period ended September 30, 2009 to 138,558 tons in the six-month period ended September 30, 2010, a increase of 67.7%.

•	The daily average zinc cash settlement price on the LME increased from $1,621 per ton in the six-month period ended September 30, 2009 to $2,015 per ton in the six-month period ended September 30, 2010, a increase of 24.3.%.

•	The daily average lead cash settlement price on the LME increased from $1,722 per ton in the six-month period ended September 30, 2009 to $1,989 per ton in the six-month period ended September 30, 2010, a increase of 15.5%.

•	Zinc concentrate sales decreased from 96,321 dmt in the six-month period ended September 30, 2009 to NIL dmt in the six-month period ended September 30, 2010. This decrease was primarily due to non-availability of surplus zinc concentrate as a result of higher consumption of zinc concentrate to produce metal with a higher concentration of zinc at the smelters. We sold surplus lead concentrate of 20,915 dmt in the six-month period ended September 30, 2009 and 7,471 dmt in the six-month period ended September 30, 2010 to third parties. This decrease is primarily due to the non-availability of surplus lead concentrate as a result of higher consumption of lead concentrate to produce metal with a higher concentration of lead at the ISPTM pyrometallurgical smelter.

•	Lead ingot production increased from 26,783 tons in the six-month period ended September 30, 2009 to 28,665 tons in the six-month period ended September 30, 2010, a increase of 7.0%, primarily due to improved lead production from the pyrometallurgical process. Lead ingots sales increased from 26,454 tons in the six-month period ended September 30, 2009 to 28,533 tons in the six-month period ended September 30, 2010, a increase of 7.9%.

•	Silver ingot production increased from 59,851 kg in the six-month period ended September 30, 2009 to 72,517 kg in fiscal 2010, an increase of 21.2%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Metal Association, or LBMA, price increased by 31.1% in the six-month period ended September 30, 2010 as compared to the six-month period ended September 30, 2009. Sale of silver ingots increased from 59,163 kg in the six-month period ended September 30, 2009 to 72,709 kg in the six-month period ended September 30, 2010, an increase of 22.9% enabled by the increase in production.

     Operating profit in the zinc segment increased from Rs. 16,766 million in the six-month period ended September 30, 2009 to Rs. 18,691 million ($419.5 million) in the six-month period ended September 30, 2010, an increase of Rs. 1,925 million, or 11.5%. Operating margin decreased from 52.3% in the six-month period ended September 30, 2009 to 45.9% in the six-month period ended September 30, 2010. The increase in metal volume and improved operational efficiencies were partially offset by substantial decline in the by-product credit realization of sulphuric acid due to a decline in the price of sulphuric acid attributable to poor market conditions and impact of long term settlement of wage agreement effective from July 1, 2007 with labor union representing our employees.
Aluminum
     Revenue from external customers in the aluminum segment increased from Rs. 12,386 million in the six-month period ended September 30, 2009 to Rs. 13,797 million ($309.6 million) in the six-month period ended September 30, 2010, an increase of Rs. 1,411 million, or 11.4%, primarily due to increase by 27% in the daily average aluminium LME prices during the six-month period ended September 30, 2010 compared to the six-month period ended September 30, 2009. Specifically:
•	Aluminum production decreased from 135,948 tons in the six-month period ended September 30, 2009 to 127,907 tons in the six-month period ended September 30, 2010, a decrease of 5.91% Production from the new smelter at Korba increased from 122,703 tons in the six-month period ended September 30, 2009 to 127,017 tons in the six-month period ended September 30, 2010. Production at the old 100,000 tpa Korba smelter production decreased from 13,245 tons in the six-month period ended September 30, 2009 to 891 tons in the six-month period ended September 30, 2010, a decrease of 93.3% primarily due to the planned permanent shutdown of the smelter on June 5, 2010, due to the smelter’s higher cost of production.

•	Aluminum sales decreased from 133,016 tons in the six-month period ended September 30, 2009 to 121,782 tons in the six-month period ended September 30, 2010, a decrease of 8.5%, due to lower production as a result of the phased shut down of the old 100,000 tpa Korba smelter on June 5, 2009 due to higher operational costs. Sales of aluminum ingots decreased from 31,255 tons in the six-month period ended September 30, 2009 to 14,033 tons in the six-month period ended September 30, 2010, a decrease of 55.1%, as a result of the phased shutdown of the old Korba smelter. Wire rod sales increased from 70,473 tons in the six-month period ended September 30, 2009 to 80,096 tons in the six-month period ended September 30, 2010, an increase of 13.65%, as a result of increased production due to the stabilisation of the wire rod mill and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales decreased from 31,289 tons in the six-month period ended September 30, 2009 to 27,653 tons in the six-month period ended September 30, 2010, an decrease of 13.9%, primarily due to the transfer of rolled product to the new smelter project.

•	Aluminum sales in the domestic market decreased from 125,726 tons in the six-month period ended September 30, 2009 to 120,982 tons in the six-month period ended September 30, 2010, a decrease of 3.7%, due to lower production as a result of the phased shut down of the old 100,000 tpa Korba smelter commencing in February 2009 which ceased operations on June 5, 2009. Our aluminum exports decreased from 7,290 tons in the six-month period ended September 30, 2009 to 799 tons in the six-month period ended September 30, 2010, as a result of higher premiums in the domestic market. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 94.5% in the six-month period ended September 30, 2009 to 99.3% in the six-month period ended September 30, 2010, due to the increased demand of the value added product in the domestic market, and improved demand in the power market.

•	The daily average aluminum cash settlement price on the LME increased from $1,652 per ton in the six-month period ended September 30, 2009 to $2,090 per ton in the six-month period ended September 30, 2010, an increase of 26.5%
     Operating profit in the aluminum segment increased from Rs. 888 million in the six-month period ended September 30, 2009 to Rs. 981 million ($22.0 million) in the six-month period ended September 30, 2010, an increase of Rs. 93 million, or 10.4%. Operating margin decreased from 7.2% in the six-month period ended September 30, 2009 to 7.1% in the six-month period ended September 30, 2010.

Power
     Revenue in the power segment increased from Rs. 2,601 million in the six-month period ended September 30, 2009 to Rs. 3,819 million ($85.7 million) in the six-month period ended September 30, 2010, an increase of Rs. 1,217 million, primarily due to sale of power generated by the 270 MW power plant at Korba in commercial power markets to optimize our returns following the closure of our old aluminum smelter at BALCO’s Korba facility.
     Operating profit in the power segment increased from Rs. 1,457 million in the six-month period ended September 30, 2009 to Rs. 1,742 million ($39.1 million) in the six-month period ended September 30, 2010, an increase of Rs. 285 million, primarily due to sale of power in the external market generated by the 270 MW power plant at Korba.
     In order to present a more accurate picture of our segment performance, a new reporting segment has been created to disclose the revenue and profitability of our power business. Currently, the power businesses comprise the 123 MW wind power generators at HZL and the 270 MW power plant at BALCO. Our power business is still under development and we expect to have meaningful operating results for our commercial power generation business segment in fiscal 2011, when Sterlite Energy’s first power project is expected to begin progressive commissioning in the third quarter of fiscal 2011.
Investment revenue
     Investment revenue increased from Rs. 8,947 million in the six-month period ended September 30, 2009 to Rs. 10,101 million ($226.7 million) in the six-month period ended September 30, 2010, a increase of Rs. 1,154 million, or 12.9%, primarily due to income on the proceeds from our ADS offering that we have invested temporarily.
Finance costs
     Finance costs decreased from a gain of Rs. 3,259 million in the six-month period ended September 30, 2009 to Rs. 1,761 million ($39.5 million) in the six-month period ended September 30, 2010, a decrease of Rs. 5,020 million, or 154.0%. The decrease in finance cost was primarily due to foreign exchange loss on foreign currency deposits held by CMT and an increase in our outstanding debt in six-month period ended September 30, 2009 as compared to the six-month period ended September 30, 2010.
Share in profit / loss of associate
     Share in profit of associate was Rs. 1,398 million in the six-month period ended September 30, 2009. Share in the loss of associate was Rs. 1,343 million ($30.1 million) in the six-month ended September 30, 2010. The increase in loss was due to increase in finance costs of our associate.
Tax expense
     Tax expense increased from Rs. 5,433 million in the six-month period ended September 30, 2009 to Rs. 8,809 million ($197.7 million) in the six-month period ended September 30, 2010. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 19.0% in the six-month period ended September 30, 2009 and 24.1% in the six-month period ended September 30, 2010. The effective tax rate was higher in the six-month period ended September 30, 2010 primarily due to lower tax exemption for the export oriented units at HZL and SIIL as compared to the six-month period ended September 30, 2009, which were partially offset by tax holiday exemptions for the new zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India, tax holiday exemption on the newly commissioned 16 MW wind power plant and 80 MW thermal captive power plant at our zinc business and 540 MW thermal captive power plant at our aluminum business, and higher tax free dividend and investment income.
Non-Controlling interest
     Profit attributable to Non-Controlling interest increased from Rs. 6,818 million in the six-month period ended September 30, 2009 to Rs. 7,594 million ($170.4 million) in the six-month period ended September 30, 2010, an increase of Rs. 776 million, or 11.4%. This increase was mainly due to higher profits in our zinc business in the Six-

month period ended September 30, 2010. Non-Controlling interest as a percentage of profit remains same of 6.4% for six-month period ended September 30, 2009 and six-month period ended September 30, 2010.
Liquidity and Capital
     As of September 30, 2010, we had cash and short-term investments and deposits (excluding restricted cash and investments) totaling Rs. 239,832 million ($5,382.2 million), net cash and no significant near-term debt redemption obligations, and SIIL had, on a standalone basis, cash and short-term investments totaling Rs. 107,771 million ($2,418.6 million).
     The cash flow summary of net cash provided or used for the period indicated:

	Six-month period ended September 30,
	2009	2010	2010
Net cash provided by/ (used in):	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Operating activities	(53,955)	37,841	849.4
Investing activities	(27,351)	(34,086)	(765.0)
Financing activities	81,107	(3,065)	(68.9)
Net Cash Provided/(used) by Operating Activities
     Net cash provided by operating activities was Rs. 37,841 million ($849.4 million) in the six-month period ended September 30, 2010 as compared to net cash used of Rs. 53,955 million in the six-month period ended September 30, 2009. The increase in cash flows from operating activities was primarily due to a Decrease in trade and payable by Rs. 6,009 million, an increase in inventories by Rs. 1,122 million, an increase in proceeds from short term investments by Rs. 100,745 million and increase in trade and other receivables by Rs. 5,993 million in the six-month period ended September 30, 2010.
Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 34,086 million ($765.0 million) in the six-month period ended September 30, 2010 as compared to Rs. 27,351 million in the six-month period ended September 30, 2009 a decrease of Rs. 6,735 million primarily due to repayment of loans to related parties by Rs. 72,702 and decrease in short term deposits by Rs. 78,473.
Net Cash Provided by Financing Activities
     Net cash used in financing activities was Rs. 3,065 million ($68.9 million) in the six-month period ended September 30, 2010 compared to net cash provided of Rs. 81,107 million in the six month period ended September 30, 2009, primarily as a result of net proceeds from issuance of equity shares in the form of ADSs of Rs. 76,532 million in the six month period ended September 30, 2009.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 20 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.
     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 71,218 million ($1,584.4 million) as of September 30, 2010.
Qualitative Disclosures about Market Risk
Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar.
     We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all exposures with a maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Hedging activities in India are governed by the Reserve Bank of India, or RBI, with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk
     Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.
Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such as forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: January 11, 2011

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer